UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41465

SEMANTIX, INC.

(Exact name of registrant as specified in its charter)

Avenida Eusébio Matoso, 1.375, 10º andar

São Paulo, São Paulo, Brazil, 05423-180

Tel: +55 11 5082-2656

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐             No  ☒

Closing of the Business Combination and Nasdaq Listing

On August 3, 2022, Semantix, Inc., a Cayman Island exempted company (formerly known as Alpha Capital Holdco Company) (“New Semantix”) and Alpha Capital Acquisition Company, a Cayman Island exempted company (“Alpha”) issued a joint press release announcing the closing of the previously announced business combination pursuant to that certain Business Combination Agreement, dated as of November 16, 2021, as amended, by and among New Semantix, Alpha, Semantix Tecnologia em Sistema de Informação S.A., Alpha Merger Sub I Company, Alpha Merger Sub II Company and Alpha Merger Sub III Company, and the listing of New Semantix’s ordinary shares and warrants on The Nasdaq Stock Market LLC.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1.	Joint Press Release of New Semantix and Alpha dated August 3, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEMANTIX, INC.

By:	/s/ Leonardo dos Santos Poça D’Água
	Name:	Leonardo dos Santos Poça D’Água
	Title:	Chairman of the Board, Chief Executive Officer and Class III Director

Date: August 3, 2022